Exhibit 99.1

W. Edmund Clark, C.M. to Complete Service on Thomson Reuters’ Board of Directors at AGM

TORONTO, December 23, 2024 – Thomson Reuters (TSX/NYSE: TRI), a global content and technology company, and The Woodbridge Company Limited (“Woodbridge”), Thomson Reuters’ principal shareholder, today announced that after 10 years as a director, W. Edmund Clark, C.M. would complete his service on the Thomson Reuters board (the “Board”) at Thomson Reuters’ upcoming annual meeting of shareholders to be held in 2025 (the “AGM”). Mr. Clark has served on the Board as a representative of Woodbridge since 2015 and has actively contributed to the Board and the organization including through chairing the Human Resources Committee and serving on the Corporate Governance Committee.

Woodbridge and Thomson Reuters are currently working to identify two suitable director candidates to serve as representatives of Woodbridge who are intended to be nominated for election to the Board at the AGM.

“Ed is a phenomenal director and individual who has made his mark on Thomson Reuters”, said Steve Hasker, President and CEO, Thomson Reuters. “With his passion for AI, talent and customer centricity, he has been instrumental to our growth and success and, on a personal note, he has been a trusted advisor and friend to me.”

Early Warning Disclosure

This press release is being issued by Woodbridge pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”), which requires a report to be filed under Thomson Reuters’ profile on SEDAR+ (www.sedarplus.com) containing additional information respecting the foregoing matters. Thomson Reuters’ head office address is 19 Duncan St., Toronto, Ontario, M5H 3H1, Canada.

Woodbridge and Thomson Investments Limited (“TIL”), a holding company of Woodbridge, have filed on SEDAR+ an amended early warning report in compliance with NI 62-103 to disclose changes in certain material facts relating to their ownership of common shares of Thomson Reuters (“Common Shares”) as a result of Mr. Clark’s pending retirement.

TIL is the beneficial owner of 313,465,179 Common Shares, representing approximately 69.7% of the outstanding Common Shares. Of those Common Shares, Woodbridge is the beneficial owner of 300,508,139 Common Shares, representing approximately 66.8% of the outstanding Common Shares.

For further information, including a copy of the corresponding report filed with Canadian securities regulators, please visit www.sedarplus.com or contact The Woodbridge Company Limited, 65 Queen Street West, Suite 2400, Toronto, Ontario, M5H 2M8, Canada, Attention: Stephanie Rogoza (srogoza@woodbridge.com), 416.364.8700.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) (“TR”) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

About Woodbridge

The Woodbridge Company Limited is the primary investment vehicle for the Thomson family of Canada. It has a number of investments, including a majority stake in Thomson Reuters, listed on the Toronto and New York stock exchanges.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements relating to Mr. Clark’s pending completion of service on the Board and Woodbridge’s and Thomson Reuters’ expectations regarding the identification of replacement director candidates, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While Woodbridge and Thomson Reuters believe that they have a reasonable basis for making the forward-looking statements in this news release, they are not a guarantee of future outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-35 in the “Risk Factors” section of the company’s 2023 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

Except as may be required by applicable law, Woodbridge and Thomson Reuters disclaim any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA

Gehna Singh Kareckas

Senior Director, Corporate Affairs

+1 613 979 4272

gehna.singhkareckas@tr.com

INVESTORS

Gary Bisbee, CFA

Head of Investor Relations

+1 646 540 3249

gary.bisbee@tr.com